[McGuireWoods LLP Letterhead]

May 6, 2005

VIA EDGAR CORRESPONDENCE AND FACSIMILE
Mr. Daniel F. Duchovny, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0303

Re:	Continental Materials Corporation, File Number 005-20723 Schedule TO-I / Schedule 13E-3 filed April 22, 2005

Dear Mr. Duchovny:

        We are writing in response to your letter dated May 2, 2005, regarding Continental Materials Corporation's (the "Company") Schedule TO-I / Schedule 13E-3 filed on April 22, 2005. To facilitate your review of our response, we are including your comments in boldface, followed by our response and where appropriate, our revisions to the Offer to Purchase.

General:

        1.     Edgar does not, at present, reflect the receipt of a Schedule 13E-3 for the instant transaction. The checking of the going-private transaction box on Schedule TO-T by the filing persons does not obviate the need to properly identify the filing with appropriate header tags. Edgar will not accept the addition of Schedule 13E-3 to the original Schedule TO-T header tag. The filing persons must either jointly file the original Schedule TO-T and Schedule 13E-3 with appropriate header tags and request a date adjustment to the original April 22 filing date or file an exclusive Schedule 13E-3 without such a date adjustment request as soon as possible. Date adjustment requests are not automatically granted. Contact Sylvia J. Pilkerton in the Office of Edgar and Information Analysis by facsimile at 202.942.9542 to request guidance on resubmitting the filing with appropriate header tags or to ask for a date adjustment.

        RESPONSE: On May 4, 2005, we spoke to Shannon May and Dennis Hart of the EDGAR Division. Both Ms. May and Mr. Hart indicated that the filing made by the Company on April 22, 2005 correctly identified the header tags for both the Schedule TO-I and the Schedule 13E-3. As supplementary material, attached hereto, please find the filing acceptance we received from the Securities and Exchange Commission which shows the acceptance of both the Schedule TO-I and the Schedule 13E-3. The document header, as presented on the Commission's website (accession No. 0001047469-05-011010) clearly displays two sets of "Filing Values." The first set identifies the submission as "FORM TYPE: SC TO-I," while the second set of values within the same header shows "FORM TYPE: SC 13E3." At this point, we do not intend to apply for a date adjustment as we believe that the filing on April 22, 2005 was correctly submitted via EDGAR.

        2.     We note the comment letter issued by this Division on April 22, 2005 with respect to your annual report on Form 10-K for the year ended January 1, 2005. Please tell us whether you plan to extend the expiration date of your offer until such time as those comments have been cleared.

        RESPONSE: The Company intends to submit its response to the Division's comments on its annual report on Form 10-K during the week of May 2, 2005. The Company will extend the expiration date of the tender offer if the comments have not been cleared by the Division by the current expiration date of May 20, 2005.

Schedule TO-I

Cover Page:

        3.     We note that Mr. Gerald Gidwitz is a managing partner in the CMC Partnership, that this partnership holds more than 50% of your outstanding shares of common stock, and that Mr. G. Gidwitz shares voting and dispositive authority with respect to the shares of your common stock held by that partnership with the remaining managing partners of the partnership. Please advise us why Mr. G. Gidwitz has not also been identified as an offeror in this tender offer and as a filing person in a Schedule 13E-3. Note further that any new offerors in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

        RESPONSE: In preparing the tender offer materials, a substantial amount of time and effort was devoted to consideration of who should be identified as an offeror and filing person. Pursuant to Rule 13e-3(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), offering materials for a going private transaction need to include information related to any affiliate of the issuer that is engaged, directly or indirectly, in a Rule 13e-3 transaction. Our review of precedent transactions and Commission interpretations indicates that this standard creates a two-part test. First, the individual in question must be an affiliate. Second, the affiliate must be "engaged" in the tender offer transaction.

        The persons (other than the Company) that we determined should be identified as offerors and filing persons for this transaction are James Gidwitz, Chairman of the Board of Directors and Chief Executive Officer, Betsy Gidwitz, Ralph Gidwitz and Ronald Gidwitz, each of whom are members of the Company's Board of Directors (collectively referred to as the "Gidwitz Participants"). In their capacity as directors, each of the Gidwitz Participants was provided with significant information concerning the proposed 13e-3 transaction and had specific control over the decision to launch the tender offer as well as to define the terms of the offer. As a result of the Gidwitz Participants' ability to control the launch of the offer by voting, and influence the terms by participating in discussions concerning the tender offer at Board meetings and otherwise, we believe that each of the Gidwitz Participants was and is "engaged" in the current Rule 13e-3 transaction.

        Mr. Gerald Gidwitz's lack of involvement is in stark contrast to the participation of the Gidwitz Participants. As we stated on page 18 of the Offer to Purchase, Mr. Gerald Gidwitz, who is 98 years old, has no current role in the Company's management, is not a director of the Company and has no other involvement in the Company's business. Further, Gerald Gidwitz did not participate in any discussions regarding the transaction, the decision to undertake the transaction or in the preparation of materials related to the transaction. In fact, Gerald Gidwitz was provided with no more information concerning, and had no more influence on, the tender offer than any other stockholder of the Company. Because we do not believe that there is any reasonable basis to conclude that Gerald Gidwitz has been "engaged" in the transaction, we have concluded that he need not be identified as an offeror or a filing person.

        As noted in your letter, Gerald Gidwitz is, along with each of the Gidwitz Participants, a managing partner of the CMC Partnership (the "Partnership"). However, none of the Gidwitz Participants had access to information, or participated in discussions or decisions, concerning the tender offer as a result of their status as a managing partner of the Partnership. Neither the Partnership nor the managing partners as a group, have met, discussed or considered this transaction in any capacity. The Gidwitz Participants' access and participation was exclusively a result of their status as directors.

        In contrast to the Gidwitz Participants, Gerald Gidwitz is not actively involved as a managing partner of the Partnership and takes no part in the Partnership's decision-making process. Further, as discussed on page 18 of the Offer to Purchase, the Partnership Agreement generally requires the vote of a majority of the managing partners to bind the Partnership. In addition, the Partnership Agreement prohibits the transfer of any shares held by the Partnership without the consent of all partners (managing and otherwise). Accordingly, even if Gerald Gidwitz were active in the Partnership's affairs, he would not have the ability to act independently.

        Based on the factors described above, we do not believe that Gerald Gidwitz is engaged, directly or indirectly, in the Rule 13e-3 transaction and we do not believe that he would be appropriately identified as an offeror and filing person in connection with the tender offer.

Offer to Purchase

Summary Term Sheet—Q10: What are the most significant conditions of the offer?—Page iii:

        4.     The second to the last bullet indicates that if a lawsuit results or has the potential to result in a material adverse effect on the company or the offer, as determined by the company in its "sole judgment," the offer may be terminated. Please revise to include a reasonableness standard. The ability of the company to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

        RESPONSE: The filing has been revised as requested in the manner set forth below.

        The second to last bullet point in Question 10 of the Summary Term Sheet in the Offer to Purchase has been revised as follows:

  •
  "a lawsuit or similar action is threatened or instituted against us challenging the Offer or, which in our reasonable judgment, results or has the potential to result in a material adverse effect on us or the Offer; or"

Background and Purpose of the Offer—Page 3:

        5.     Expand to describe the alternatives considered by the board and the reasons such alternatives were rejected. As an example only, we note the references at the bottom of page three and the top of page 4 to alternatives considered, however, it is unclear whether the disclosure addresses these alternatives.

        RESPONSE: On the bottom of page 5 of the Offer to Purchase, the Board discusses the Company's current share repurchase program and the pros and cons of continuing such program. On the top of page 6, the Offer to Purchase includes a discussion of the possibility of a one-time payment of a dividend. The Board's position regarding the benefits and detriments of the payment of a dividend is also discussed in the first full paragraph on the top of page 6. The filing has been revised as requested in the manner set forth below.

        The following text has been added to the beginning of the second full paragraph on page 6 of the Offer to Purchase.

        "In its discussion, the Board ultimately rejected the continuation of the share repurchase program as the sole method of providing liquidity to the Company's stockholders. The Board noted that because of the historically low trading volume for the Company's stock, a share repurchase program would not provide comparable liquidity to the stockholders as would a tender offer. In addition, a share repurchase program would not provide the same type of liquidation opportunities to stockholders with large positions as might be achieved in a tender offer. The Board did not select the one-time payment of a dividend as the most attractive alternative since it would require the participation of all stockholders, rather than the voluntary participation by stockholders desiring to do so. In addition, the Board concluded that it preferred the more favorable capital gains benefits that could be achieved in a tender offer as opposed to the tax implications of a dividend payment."

        6.     Describe the presentations and analyses of Mesirow in some amount of detail, quantifying such discussions to the extent possible. See Item 1015 of Regulation M-A.

        RESPONSE: On pages 4 through 7 of the Offer to Purchase we have discussed various aspects of Mesirow's presentations and analyses. We have expanded this discussion in the manner set forth below.

        The following sentence has been added to the end of the continuation paragraph at the top of page 4 of the Offer to Purchase.

        "Neither Mr. Gidwitz nor the Board placed any restrictions on the scope of Mesirow's analysis."

        The following text has been added after the fourth sentence in the first full paragraph on page 4 of the Offer to Purchase.

        "The Company provided Mesirow with preliminary financial estimates for 2005. Mesirow performed sensitivity analyses on the estimated 2005 income statement and balance sheet, assuming that the Company purchased $12 million in shares at a price per share of $27.00, $28.50, $30.00, $31.50, and $33.00. The total possible number of shares purchased in the analysis ranged from 363,636 to 444,444, depending on the tender price. In every scenario, the debt on the balance sheet increased by $12 million and the equity decreased by $12 million. The interest expense increased by $695,000, providing an income tax benefit of $251,000, which resulted in a decrease in net income of $444,000 in each scenario. Mesirow calculated the 2005 pro forma return on equity, earnings per share, and book value per share under each of the five pricing scenarios. For more information on these calculations, please see Mesirow's presentation, which was filed as Exhibit 99(c) to the Schedule TO-I filed on April 22, 2005."

        The following text has been added to the end of the first full paragraph on page 4 of the Offer to Purchase.

        "Mesirow noted, as mentioned in its written presentation, that the proposed tender offer would result in reduced float and that the Company might be delisted from the AMEX as a result of a tender offer."

        The following text has been added after the third sentence in the last paragraph on page 6 of the Offer to Purchase.

        "Mesirow reviewed a sample of 27 tender offers, both Dutch Auction and fixed price, that were conducted since December 2001. Nine of the precedent transactions are considered "going-private" transactions. All of the companies included in the analysis had a market capitalization of less than $800 million. For each of the companies in the sample, Mesirow reviewed the following:

  •
  High and low share prices for the 52 week period prior to announcement of their tender offer;

  •
  Closing share price on the day prior to announcement ("Closing Share Price");

  •
  Tender range (for Dutch Auctions) and the premium or discount to the Closing Share Price;

  •
  Tender price; and

  •
  Percentage of shares tendered.

        Mesirow analyzed the above elements for each of the tender offers and concluded the following:

  •
  In 50% of the Dutch Auctions, the low end of the tender price range was less than the Closing Share Price;

  •
  For "going-private" transactions, the low end of the tender range was priced at a premium to the Closing Share Price; and

  •
  In three of the 27 tender offers, the tender price was lower than the Closing Share Price.

Mesirow discussed these findings with the Board and answered questions presented by various Board members relating to the analysis and the way in which Mesirow conducted its review and selection of precedent transactions."

        7.     Please revise to explain how your independent directors determined the price range of the tender offer. Also explain how the number of shares tendered for was determined and who made that determination.

        RESPONSE: As described in the second full paragraph on page 7, the independent directors considered the stock's historical trading prices, current trading prices, net book value and tangible net book value when setting the price range of the Offer. Each of these factors is further discussed on pages 11 to 12 of the Offer to Purchase. The independent directors also discussed the illiquid nature of the Company's stock and the fact that the shares had not traded in the four trading days before the meeting on March 21, 2005. In order to expand on the discussion in the Offer to Purchase, revisions will be made as set forth below.

        The following text has been inserted after the fourth sentence in the second full paragraph on page 7 of the Offer to Purchase.

        "In reviewing the historical trading price, the independent directors noted that during 2004, the Company's shares traded in a range of $26.40 to $29.40 per share. Mesirow's presentation also stated that the high share price over the previous ten-year period was $30.15 per share. The independent directors considered the historical trading price in setting the price range, but also reviewed other factors because of the light and sporadic trading volume of the shares. The independent directors noted that the high end of the proposed $27.50—$30.50 range was higher than the 10-year high price of the shares. When looking at the trading price of $28.44, on the last trading day before their consideration of the tender offer, the independent directors discussed setting a price range that would be fair both to stockholders who tender and those who remain invested in the Company. Compared to the trading price prior to the announcement of the Offer, the proposed $27.50—$30.50 price range represents a 3.3% discount at the low end of the purchase price range and a 7.2% premium at the high end of the purchase price range. In reviewing the approximate net book value of $30.65 for the year ended January 1, 2005, the independent directors noted that the Company's shares had historically traded at a discount to the net book value. By setting the high end of the purchase price range slightly below the net book value, the independent directors determined that the price range would be fair to both tendering and non-tendering stockholders. Finally, the independent directors discussed tangible net book value per share, which was approximated to be $25.71 for the year ended January 1, 2005. The independent directors noted that the Company's shares have historically traded above their tangible net book value. Therefore, the independent directors set the price range above the tangible net book value."

        The following text has been inserted after the sixth sentence in the second full paragraph on page 7 of the Offer to Purchase.

        "The Board then discussed how many shares it would offer to purchase in the transaction. The Board first considered what number of shares would be a meaningful tender amount for the Company's stockholders and would also be sufficient to provide both large and small stockholders with an opportunity for liquidity. In addition, the Board reviewed the current financial situation of the Company and determined that $12.5 million was a reasonable expenditure and financing for the Company to incur in connection with the transaction. The Board wanted to ensure that the Company maintained a reasonable debt-to-total capital ratio so that it would not be leveraged in a manner that would significantly limit its activities in the future. After reviewing these considerations, the Board determined that 400,000 shares (24% of the Company's outstanding shares) was an appropriate amount to acquire in the tender offer transaction."

        8.     Please revise the section entitled "Certain Effects of the Offer" to explain how the interest in net earnings and net book value after the offer is calculated from those figures prior to the offer.

        RESPONSE: The filing has been revised as requested in the manner set forth below.

        The following text has been added after the tabular data on page 8 of the Offer to Purchase.

        "In calculating "Net Book Value in Dollars After the Offer," we assumed that 400,000 shares would be repurchased at the maximum purchase price of $30.50 per share, or an aggregate of $12,200,000, plus $375,000 in transaction costs. Therefore, the pro-forma net book value after the Offer would be $38,873,000, or $12,575,000 lower than the net book value prior to the Offer, at January 1, 2005.

        In calculating the "Net Earnings in Dollars After the Offer," we assumed that the interest expense would increase by $708,000 based on the additional term loan borrowings used to finance the Offer. We calculated the tax benefit of the interest expense at a rate of 34%, for a total benefit of $241,000. Therefore, the pro-forma net earnings in dollars after the Offer would be $1,906,000, or $467,000 lower than the net earnings in dollars prior to the Offer, at January 1, 2005. See "Section 12. Source and Amount of Funds" for additional information regarding the financing of the Offer.

        We have assumed that the number of shares outstanding after the Offer would be reduced by 400,000 to a total of 1,247,914. We have also assumed that the number of shares held by each Gidwitz Participant and by the Gidwitz Family would be the same before and after the Offer. To determine the "Interest by Percentage After the Offer," for both net book value and net earnings, held by each of the Gidwitz Participants and for the Gidwitz Family, the number of shares held by each person is divided by the number of shares assumed to be outstanding after completion of the Offer, or 1,247,914. To determine each person's interest in net book value and net earnings after the Offer, we multiplied such person's ownership percentage by the resulting pro forma net book value and net earnings, as calculated above."

Fairness of the Offer—Page 11:

        9.     Refer to your discussion of the net book value per share. Explain how your board of directors believes that the price range selected for the offer is fair in light of the fact that the highest price in the range is lower than your net book value as of January 1, 2005.

        RESPONSE: The filing has been revised as requested in the manner set forth below.

        The following text has been inserted after the third sentence in the paragraph entitled "Net Book Value Per Share" on page 12 of the Offer to Purchase.

        "The Board noted that during fiscal years 2004 and 2003, the shares traded at a discount to net book value. The Board further noted that the Company's shares have typically traded below the net book value. The Board determined that a price range set slightly below the Company's net book value would be appropriate based upon the historical trading prices of the shares in relation to net book value."

        10.   We note your statement that the offer is procedurally fair because it gives your stockholders a chance to sell their shares at a fair and reasonable price in relation to current market prices. Please explain how the offer is procedurally fair given that you have conducted a stock repurchase program and intend to continue repurchasing stock under the plan shortly after the expiration of this tender offer.

        RESPONSE: The filing has been revised as requested in the manner set forth below.

        The following text has been inserted after the third sentence in the paragraph entitled "Previous Repurchases" on page 12 of the Offer to Purchase.

        "The Board noted that the current share repurchase program does not provide the Company's stockholders with the same type of liquidity opportunity as would the Offer because of limitations imposed on repurchase amounts based upon trading volume in the marketplace. As a practical matter, purchases under the share repurchase program are not as effective in providing liquidity to the Company's stockholders because of the low historical trading volume of the stock."

        The following text has been inserted after the second sentence in the third paragraph on page 17 of the Offer to Purchase.

        "The Company does not currently plan to make purchases under its share repurchase program after the Offer, however, it may determine to do so at a later date."

        11.   Your fairness discussion should also address the fairness of the structure of the modified Dutch auction issuer tender offer. In this regard, we note that this structure may involve pro rationing, thus preventing some shareholders from "cashing out" entirely unless they are willing to tender conditionally and take the chance that none of their shares will be purchased. Thus, if the offer is oversubscribed, all tendering shareholders will remain as equity owners of illiquid securities. Also, because of the modified Dutch auction structure, a shareholder who tenders above the offer price and who would like the company to repurchase his or her shares will not have any shares purchased. Discuss the basis for your belief in procedural and substantive fairness given these issues associated with the Dutch auction structure.

        RESPONSE: We note your comment above regarding pro rationing. We do not believe that this feature negatively impacts the fairness of the transaction structure. If the tender offer is oversubscribed and pro rationing takes place, after the tender offer stockholders will hold less shares than prior to the tender offer, which should make future sales of their shares less difficult. Although there is a possibility that the Company's shares following the offer will have less liquidity than they do now because of the reduced number of shares outstanding, the Company anticipates that the shares will continue trading in a manner that is commensurate with the current trading volume. Since the Company intends to remain listed on the AMEX (or apply for listing on the OTC-BB or the Pink Sheets, if necessary), we do not believe that stockholders will own "illiquid securities." The filing has been revised as requested in the manner set forth below.

        The following language has been inserted on page 12 of the Offer to Purchase at the end of the paragraph entitled "Transaction Structure."

        "The Board considered and reviewed the modified Dutch Auction transaction format and noted that if the Offer is oversubscribed, some tendering stockholders will still own shares after the completion of the Offer. However, the Board pointed out that since such stockholders' holdings would be reduced after the Offer, the affected stockholders would have a greater opportunity to liquidate their shares in the market if they so desire. In addition, the Board noted that it expected the shares to continue trading in a manner that is commensurate with the shares' current trading volume. The Board discussed the possibility that a stockholder who tenders its shares above the purchase price set for the Offer will not have any shares purchased through the Offer process. The Board does not believe that this feature of the transaction structure adversely impacts the fairness of the transaction. In contrast to a fixed price tender offer, stockholders in a Dutch Auction transaction have the ability to participate in setting the price at which their shares are tendered."

Reports, Opinions and Appraisals—Page 19:

        12.   Please revise to expand upon the qualifications of Mesirow Financial, pursuant to Item 1015(b)(2) of Regulation M-A, that led to your retention of that firm.

        RESPONSE: The filing has been revised as requested in the manner set forth below.

        The following language has been added after the first sentence of the first paragraph of Section 4 on page 19 of the Offer to Purchase.

        "Mesirow Financial's investment banking group specializes in advising middle market companies, such as the Company, on a wide range of topics. Mesirow's investment banking group has advised several publicly traded companies on a range of equity related matters. In engaging Mesirow, the Company reviewed Mesirow's qualifications and met with members of Mesirow's investment banking team and determined that Mesirow would fit the Company's needs in the capacity of a financial advisor for the tender offer transaction."

Procedures for Tendering Shares—Page 24

        13.   It appears, based on your Letter of Transmittal, that stockholders must submit multiple letters of transmittal if they determine to tender shares at different prices. Please revise this section to clarify this and the Withdrawal Rights section to clarify whether holders must submit multiple requests to withdraw if they wish to withdraw shares tendered at different prices.

        RESPONSE: The filing has been revised as requested in the manner set forth below.

        The paragraph below has been inserted on page 24 of the Offer to Purchase above the section entitled "Shares Held in Certificated Form."

"General.
        In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares under the Offer, must either (1) check the box in the section entitled "Shares Tendered At Price Determined Pursuant to the Offer" or (2) check one of the boxes in the section entitled "Shares Tendered At Price Determined By Stockholder," indicating the price at which shares are being tendered. Stockholders who desire to tender shares at more than one price, must complete a separate Letter of Transmittal for each price at which shares are tendered, provided that the same shares cannot be tendered (unless properly withdrawn previously in accordance with Section 7 of this Offer to Purchase) at more than one price. To tender shares properly, one and only one of the two boxes must be checked as described above in the Letter of Transmittal."

        The paragraph below has been inserted on page 30 of the Offer to Purchase after the second paragraph of "Section 7. Withdrawal Rights."

        "A single notice of withdrawal shall be sufficient to withdraw a stockholder's shares that were tendered under separate Letters of Transmittal. The notice of withdrawal must specify all of the information requested in this Section 7 as to each of the shares or certificates tendered. When a stockholder tenders its shares through separate Letters of Transmittal, the stockholder must specify the number of shares he or she wishes to withdraw and at what price such shares were previously tendered."

Conditions to the Offer—Page 32:

        14.   We note that the company may terminate the offer if the board concludes that, in the exercise of its fiduciary duties, it is necessary. This condition as currently represented may be so broad as to render the offer illusory. Please expand to describe under what circumstances the company may terminate the offer if this condition is triggered. For example, would it require an opinion of counsel as to a potential breach of fiduciary duty?

        RESPONSE: The filing has been revised as requested in the manner set forth below.

        Numbered paragraph (7) on page 34 of the Offer to Purchase has been revised as follows:

        "(7) As a result of any event described in the preceding paragraphs, or any other event, our Board reasonably concludes (together with a legal opinion of counsel to such effect) that the exercise of its fiduciary duties requires us to terminate the Offer."

Source and Amount of Funds—Page 35:

        15.   Please disclose the effective interest rate of the term loan as of the most practicable recent date.

        RESPONSE: If the Company draws down all or most of the additional $12.5 million of available term financing, the interest rate would be 5.21%. This interest rate calculation is based on the Company's performance for the twelve months ended April 2, 2005. The 5.21% interest rate is 2.00% over the present 90 day LIBOR rate of 3.21%. The filing has been amended in the manner set forth below.

        The second sentence in the first full paragraph on page 36 of the Offer to Purchase has been deleted and revised as follows:

        "Based on the terms of the April 14, 2005 amendment, the increase in the term loan and our performance for the 12 months ended April 2, 2005, the performance-based rates would be 5.21% (or LIBOR plus 2.00%) for the term loan and 4.96% (or LIBOR plus 1.75%) for borrowings under the revolving credit facility."

Letter of Transmittal:

        16.   We note that beginning on page 6 of the Letter of Transmittal you require tendering stockholders to certify that they "understand" specific terms of the offer and the effect of the stockholders' actions within the offer. The form improperly asks option holders to certify that they "understand" the terms of the offer. Please revise to delete the requirement that option holders certify that they "understand' the offer. Alternatively, amend the form to include a legend in bold typeface that indicates Continental Materials neither views the certification made by stockholders that they understand the offer materials as a waiver of liability and that Continental Materials promises not to assert that this provision constitutes a waiver of liability.

        RESPONSE: We have noted the Commission's articulated position disfavoring general certifications by stockholders that they have "read and understand the terms of the Offer." In the Letter of Transmittal, the Company does not require tendering stockholders to certify that they understand the terms of the Offer. Instead, the Company asks stockholders to certify that they understand the effect of certain actions by completing and mailing the Letter of Transmittal. For example, numbered paragraph 2 (the seventh paragraph) on page 6 of the Letter of Transmittal asks a tendering stockholder to covenant, represent and warrant that he or she "understands that tenders of shares...will constitute the undersigned's acceptance of the terms and conditions of the Offer...." That sentence requests only that the stockholder warrant its understanding of its own actions, rather than an understanding of the terms of the Offer. The last paragraph on page 6 asks the tendering stockholder to represent that he or she understands that "the Company's acceptance of shares tendered...will constitute a binding agreement between the undersigned and the Company upon the terms and conditions of the Offer." The second paragraph on page 7 asks the tendering stockholder to acknowledge its understanding of the price and number of shares to be tendered, and its understanding that all shares will be purchased at the same price. The third paragraph of page 7 merely requests the tendering stockholder to acknowledge its understanding that its certificates will be returned for any shares not purchased. Each of these provisions ensures that the tendering stockholder "understands" the consequences of specific actions, and asks each stockholder to certify to that effect. We do not deem these statements to be comparable to asking stockholders to certify their understanding of all of the terms of the Offer.

        The Offerors specifically acknowledge the following:

          (1)   The Offerors are responsible for the adequacy and accuracy of the disclosure in the filings;

          (2)   Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          (3)   The Offerors may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We will file an Amendment to Schedule TO and the Offer to Purchase simultaneously with our transmittal of this response letter. We do not believe, however, that the revisions to the Offer to Purchase we have made, either taken singularly or as a whole are material to a stockholder's decision as to whether to tender shares and do not require the Company to mail a supplement to the Offer to Purchase to its stockholders.

        We hope our responses contained herein adequately address your questions. Please feel free to call me at (312) 849-8250 or my colleague, Rachel Mantz at (312) 849-8233, if you require additional information or clarification of our responses.

Very truly yours,
/s/ Craig R. Culbertson
Craig R. Culbertson

Enclosure

cc:	James G. Gidwitz Joseph J. Sum Mark S. Nichter Rachel W. Mantz